      As filed with the Securities and Exchange Commission on July 26, 1999

                                                               File No. 70-09451
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------

                               AMENDMENT NO. 4 TO
                       FORM U-1 APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------


  Sierra Pacific Resources                              Nevada Power Company
       6100 Neil Road                                 6226 West Sahara Avenue
     Reno, Nevada, 89511                              Las Vegas, Nevada 89146

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                                      None

 (Name of top registered holding company parent of each applicant or declarant)


       Malyn K. Malquist                             Michael R. Niggli
Chairman of the Board, President           President and Chief Operating Officer
    and Chief Executive Officer                    Nevada Power Company
     Sierra Pacific Resources                    6226 West Sahara Avenue
          6100 Neil Road                         Las Vegas, Nevada 89146
        Reno, Nevada, 89511                           (702) 367-5000
          (702) 834-3600

                   (Name and addresses of agents for service)
                  --------------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

                         Clifford (Mike) M. Naeve, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005

                 Introduction and Request for Commission Action

          Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), this Application requests that the Securities and Exchange Commission (the "SEC" or "Commission") approve a merger between Sierra Pacific Resources ("Sierra Pacific"), which is an exempt intrastate holding company under the Act, and Nevada Power Company ("Nevada Power"), with Nevada Power to become a wholly-owned subsidiary of Sierra Pacific (the "Transaction"). Herein, Sierra Pacific and Nevada Power collectively are referred to as the "Applicants." The Applicants also request an order under
Section 3(a)(1) of the Act declaring Sierra Pacific exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Transaction.

          Nevada Power is an electric utility company under the Act. Sierra Pacific owns all of the common stock of Sierra Pacific Power Company ("SPPC"), which also is an electric and gas utility company under the Act. The Transaction will not impact SPPC's structure; SPPC will continue to be a wholly-owned subsidiary of Sierra Pacific, and will become a sister company to Nevada Power. The Transaction is designed to create a merged company that will be able to participate more effectively in the increasingly competitive energy marketplace.

          The Transaction will be governed by the terms of an Agreement and Plan of Merger dated as of April 29, 1998 (the "Merger Agreement"), by and among Nevada Power, Sierra Pacific, Desert Merger Sub, Inc. ("Desert Merger Sub"), and Lake Merger Sub, Inc. ("Lake Merger Sub"). Sierra Pacific will create two wholly-owned, special purpose subsidiary corporations named Desert Merger Sub and Lake Merger Sub, both to be Nevada corporations. Under the terms of the Merger Agreement, first, Lake Merger Sub will be merged into Sierra Pacific, with Sierra Pacific as the surviving corporation. Immediately thereafter, Nevada Power will be merged into Desert Merger Sub. Desert Merger Sub, which will be the surviving corporation, will then immediately change its name to Nevada Power Company. It is through this second step that Nevada Power will become a subsidiary of Sierra Pacific.

          The Nevada Power Board of Directors ("Nevada Power Board") and the Sierra Pacific Board of Directors ("Sierra Pacific Board") approved the Transaction on April 29, 1998. A majority of both the Nevada Power and Sierra Pacific common shareholders voted in favor of the Transaction in separate meetings held on October 9, 1998. A registration statement on Form S-4, which includes a Prospectus (the "Registration Statement") was filed with the Commission on September 4, 1998.

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
          The Transaction is conditioned, among other things, upon approval by the SEC, the Public Utilities Commission of Nevada ("Nevada PUC") and the Federal Energy Regulatory Commission ("FERC"), and on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act"). The Applicants filed the required notices pursuant to the HSR Act on February 16, 1999, and refiled on March 19, 1999. The applicable waiting period under the HSR Act expired on April 18, 1999.

          For the Commission to approve the Transaction, Section 10 of the Act requires the Commission to find that the Transaction will tend towards the economical and efficient development of an integrated public-utility system and that state laws have been complied with. The Transaction clearly satisfies these requirements. While Section 10 also permits the Commission to disapprove an acquisition if certain adverse circumstances would result - such as undue concentration of control or other harm to the public interest or to the interests of investors or consumers - these adverse circumstances are not present here. Accordingly, the Applicants submit that the Transaction meets all requirements of Section 10.

          With respect to the exemption requested under Section 3(a)(1), the holding company system must meet the statutory requirements of the exemption and, in addition, the Commission must not find that the exemption would be detrimental to the public interest or the interests of investors or consumers. The Applicants submit that these criteria are satisfied as well.

          The Applicants request expedited treatment of this application, so that upon receipt of other regulatory approvals, Sierra Pacific and Nevada Power will be in a position to consummate the Transaction promptly. Unless otherwise indicated, all financial information set forth herein is for the fiscal year ended December 31, 1998.

Item 1.   Description of Proposed Transaction.

A.   Description of the Parties to the Transaction.

     1.   Sierra Pacific.

          Sierra Pacific is a public utility holding company incorporated in the State of Nevada, which is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission.1 Sierra Pacific is headquartered in Reno, Nevada, with operating subsidiaries primarily engaged in the energy and utility businesses.

          SPPC, the principal subsidiary of Sierra Pacific, is a public utility incorporated in the State of Nevada. SPPC provides electric service to approximately 294,000 retail customers in northern Nevada and northeastern California. SPPC also sells electric power at wholesale. In the Reno/Sparks area of northwestern Nevada, SPPC distributes natural gas at retail to approximately 105,000 customers and provides water service to about 67,000 customers. During 1998, 87% of SPPC's revenues were from retail sales of electricity, natural gas and water in Nevada, 5% from retail sales of electricity in California and 8% from wholesale sales of electricity and gas. SPPC's 1998 electric and gas operating revenues, which totaled $685.2 million, were comprised of its electric business ($585.7 million, or 85%) and its natural gas business ($99.5 million, or 15%). Of these 1998 electric and gas operating revenues, $644.5 million, or 94% were from sales in Nevada and $40.7 million, or 6% were from sales in California. In addition SPPC's water business operating revenues were $49.1 million. As of December 31, 1998, SPPC's net utility plant in service was $ 1.6 billion. A map of SPPC's electric/gas service area is attached as Exhibit E-1.

          During 1998, the peak electric demand experienced by SPPC was 1423 megawatts ("MW"). SPPC served this demand, plus a reserve margin, with a combination of the following: (i) 1049 MW of power generated by plants owned by SPPC, (ii) 323 MW of power purchased pursuant to long term contracts, and (iii) additional firm and short-term power purchases. SPPC's fuel requirements for electric generation were provided by natural gas (60.7%), coal (39.0%) and oil (0.3%).

---------------

1    Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28,
     1988), aff'd, Environmental Action, Inc. v. SEC, 895 F.2d 1255 (D.C. Cir.
     1990).

          As of December 31, 1998, SPPC's electric transmission facilities consisted of approximately 4,000 overhead pole line miles and 81 substations. Its electric distribution facilities consisted of approximately 9,000 overhead pole line miles, 4,500 underground cable miles and 178 substations.

          SPPC's natural gas business consists of providing local distribution service in the Reno/Sparks area that accounted for $99.5 million in 1998 operating revenues; 13.6% of total SPPC operating revenues. SPPC has contracted for firm winter-only and annual natural gas supplies with Canadian and domestic suppliers to meet the firm gas requirements of its local distribution and electric operations. The contracts total 157,000 decatherms per day through March 1999; 93,000 decatherms per day through April 1999; 78,000 decatherms per day for May through October 1999; and 65,000 decatherms per day for the remainder of 1999. SPPC's firm natural gas supply is supplemented with natural gas storage services and supplies from a Northwest Pipeline Company facility located at Jackson Prairie in southern Washington and a liquid natural gas storage facility. For 1998, SPPC's total local gas distribution supply requirements were 14.9 million decatherms and its electric generating fuel requirements were 35 million decatherms. As of December 31, 1998, SPPC owned and operated 1,296 miles of three-inch equivalent natural gas distribution lines.

          SPPC is subject to regulation by the Nevada PUC and the California Public Utilities Commission ("California PUC") with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, accounting and other matters. The Nevada PUC also has jurisdiction with respect to SPPC's gas and water business. In addition, SPPC is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. SPPC also is subject to applicable federal and state environmental regulations.

          Sierra Pacific is engaged in non-utility businesses, as well as certain other utility businesses that are not jurisdictional under the Act, through the following subsidiaries:

          1. Tuscarora Gas Pipeline Company was formed as a wholly-owned subsidiary in 1993 for the purpose of entering into a partnership (the Tuscarora Gas Transmission Company or, "TGTC") with a subsidiary of TransCanada, a non-affiliated Canadian natural gas transportation company, to develop, construct and operate a natural gas pipeline to serve an expanding gas market in

Reno, northern Nevada and northeastern California. Sierra Pacific has an investment of approximately $15.5 million in this subsidiary. In 1995, TGTC completed construction and began service of its 229-mile pipeline extending from Malin, Oregon to Reno, Nevada. At Malin, Oregon, TGTC interconnects with Pacific Gas Transmission Company ("PGT"), a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border. The PGT system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As an interstate pipeline, TGTC provides only transportation service. During 1998, SPPC and Sierra Pacific were the two largest customers of TGTC, contributing 89.3% and 7.6% of TGTC's revenues, respectively. Malin, Oregon began taking service from TGTC during the later part of 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC during the later part of 1997. In 1998, TGTC began serving two new customers, the United States Gypsum Company, located north of Empire, Nevada and HL Power Company located northwest of Wendel, California.

          2. Sierra Energy Company d/b/a e-three ("e-three") is an unregulated, wholly-owned subsidiary that provides energy-related products and services both inside and outside SPPC's service territory. e-three recently has entered into a 50% Nevada limited liability company, e-three Custom Energy Solutions LLC, with a subsidiary of Nevada Power to do performance contracts and similar energy-related services in southern Nevada.

          3. Lands of Sierra, Inc. ("LOS") was organized in 1964 to develop and manage SPPC non-utility property in Nevada and California. In recent years, Sierra Pacific has focused on selling the LOS properties and the properties remaining include only vacant land in Nevada and land leases in the Lake Tahoe region.

          4. Sierra Pacific Energy Company ("SPEC"), which is developing a customer information system for the energy industry. SPEC also is engaged in providing certain products and services in Nevada through a partnership with Enable, which is a partnership consisting of KN Energy and PacifiCorp subsidiaries.

          Sierra Pacific also has four immaterial subsidiaries. Three of these subsidiaries are no longer actively engaged in business activities, namely

Sierra Water Development Company (a subsidiary formerly engaged in water exploration activities in northern Nevada), Sierra Gas Holdings Company (a subsidiary formerly engaged in gas and oil exploration) and Great Basin Energy Company (a subsidiary formerly engaged in generation activities in northern Nevada). The fourth subsidiary, SPR Media Group, was established to explore fiber optics opportunities in Nevada but never engaged in business activities.

          The common stock of Sierra Pacific, par value $1 per share ("Sierra Pacific Common Stock"), is listed on the New York Stock Exchange (the "NYSE"), under the symbol SRP. As of the close of business on March 16, 1999, there were 31,013,571 shares of Sierra Pacific Common Stock issued and outstanding.

          For the year ended December 31, 1998, Sierra Pacific's operating revenues on a consolidated basis were approximately $741.8 million, of which $7.5 million are attributable to non-utility activities. Consolidated assets of Sierra Pacific and its subsidiaries at December 31, 1998, were approximately $2.0 billion, of which approximately $1.6 billion consisted of net utility plant and equipment.

          Sierra Pacific's principal executive office is located at 6100 Neil Road, Reno, Nevada, 89511. At December 31, 1998, Sierra Pacific and its subsidiaries employed 1,476 employees, of which 1,446 were employed by SPPC.

          More detailed information concerning Sierra Pacific and its subsidiaries is contained in Sierra Pacific's and SPPC's Annual Reports on Form 10-K for the year ended December 31, 1998, which are incorporated herein by reference as Exhibits G-1 and G-3, respectively.

     2.   Nevada Power.

          Nevada Power is a public utility, incorporated in the State of Nevada, that provides retail electric service predominantly to the more than 1.3 million residents of Clark County, Nevada, with limited service provided to the Federal Department of Energy (U.S. Government Test Site) in Nye County, Nevada. Both Clark County and Nye County are located in southern Nevada. Nevada Power also sells electric power at wholesale.

          Nevada Power owns plants with generating capacity totaling 1,939 MW. Nevada Power purchases an additional 750 MW of generating capacity, including
(i) 235 MW of Hoover Dam power purchased pursuant to a contract with the State of Nevada, (ii) 210 MW of power purchased pursuant to a contract with Nevada Sun-Peak Limited Partnership, an independent power producer, and (iii) 305 MW of power purchased pursuant to contracts with four qualifying facilities. In addition, Nevada Power has agreements with other suppliers to purchase 965 MW of firm capacity and associated energy. During 1998, the peak demand experienced by Nevada Power was 3,855 MW. Nevada Power served this demand, plus a reserve margin, with a combination of its 1,939 MW of owned generating capacity, 750 MW of purchased generating capacity and additional firm and short-term power purchases. To obtain additional firm capacity and associated energy to meet peak needs, Nevada Power utilizes a competitive bidding process and spot market purchases. During 1998, 67% of the energy generated by Nevada Power's plants came from coal-fired stations and 33% from natural gas-fired stations.

          As of December 31, 1998, Nevada Power owned approximately 1,650 miles of electric transmission facilities (a portion of that under shared ownership), 114 transmission and distribution substations, and a distribution system consisting of approximately 3,162 overhead pole line miles and 9,338 underground cable miles.

          Nevada Power is subject to regulation by the Nevada PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, and accounting and other matters. In addition, Nevada Power is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. Nevada Power is also subject to applicable federal and state environmental regulations.

          The common stock of Nevada Power, par value $1 per share ("Nevada Power Common Stock"), is listed on the NYSE and the Pacific Exchange, Inc., under the symbol NVP. As of the close of business on March 2, 1999, there were 51,265,117 shares of Nevada Power Common Stock issued and outstanding.

          For the year ended December 31, 1998, Nevada Power's utility operating revenues on a consolidated basis were approximately $874 million. Consolidated assets of Nevada Power and its subsidiaries at December 31, 1998, were approximately $2.6 billion, of which approximately $1.9 billion consisted of net electric plant and equipment. Nevada Power does not have any material revenue generating subsidiaries. Nevada Power has the following subsidiaries, listed by category, that it considers immaterial:

          1. Non-profit making subsidiaries created to assist other business activities.
          Commonsite Inc. - A Nevada corporation owned entirely by Nevada Power. It owns the real estate occupied by Reid Gardner 4, a coal fired plant owned jointly by Nevada Power and the California Department of Water Resources.
          NVP Capital I - A Delaware corporation needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.
          NVP Capital II - A Delaware corporation needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

          2. Subsidiaries generating no profits.
          Nevada Electric Investment Company ("NEICO") - A Nevada corporation owned entirely by Nevada Power. In the past, NEICO has conducted energy-related business activities. It also owns two corporations that once were involved in mining activities (Genwal Coal Co. and Castle Valley Resources, Inc.), and another corporation that has never conducted business (Alkan Mining Company). All three of these corporations are listed below. NEICO was inactive for a period of years, and in recent months, has obtained ownership interests in three new limited liability companies involved in various energy-related activities. None of these three companies, listed below, have yet made a profit.
          Northwind Las Vegas, L.L.C. - NEICO owns 50% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other
50%. Northwind Las Vegas, L.L.C. develops opportunities for district heating and cooling within Nevada.
          Northwind Aladdin, LLC - NEICO owns 25% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 75%. Northwind Aladdin, LLC will construct, own and operate district heating and cooling facilities at the Aladdin casino complex, currently under construction.

          e-three Custom Energy Solutions, LLC - NEICO owns 50% of this Nevada limited liability company, and e-three, a wholly owned subsidiary of Sierra Pacific, owns the other half. This limited liability subsidiary recently was formed to enter into performance contracts and similar energy-related services in southern Nevada.

          3. Subsidiaries no longer actively engaged in business activities. Genwal Coal Co. - A Nevada corporation owned entirely by NEICO.
Inactive but kept in good standing.  Assets were sold on January 1, 1995.
          Castle Valley Resources Inc. - A Nevada corporation owned entirely by NEICO. Inactive but kept in good standing. Previously, it was the sales arm of Genwal Coal Co.

          4. Subsidiaries never engaged in business activities.
          Alkan Mining Company - A Nevada corporation owned entirely by NEICO that has never conducted business but has been kept in good standing.

          Nevada Power recently created several Nevada limited liability companies that have conducted no business activities but are in good standing. They are: Nevada Power Services, LLC; Nevada Power Choices, LLC; Nevada Power Solutions, LLC; Las Vegas Energy, LLC; Nevada Solutions, LLC; Power Choice, LLC; Nevada Power Energy Services, LLC; and Nevada Choices, LLC.

          Nevada Power's principal executive office is located at 6226 West Sahara Avenue, Las Vegas, Nevada, 89146. At December 31, 1998, Nevada Power employed approximately 1,888 employees.

          More detailed information concerning Nevada Power is contained in Nevada Power's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference as Exhibit G-5.

     3.   Desert Merger Sub and Lake Merger Sub.

          Sierra Pacific created Desert Merger Sub and Lake Merger Sub, both Nevada corporations, solely for the purpose of merging with Nevada Power and Sierra Pacific, respectively. Neither Desert Merger Sub nor Lake Merger Sub is engaged in any business operations. The mailing address for Desert Merger Sub and Lake Merger Sub is the same as that for Sierra Pacific.

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B.   Description of the Transaction.

     1.   Reasons for the Transaction.

          Nevada Power and Sierra Pacific view the Transaction as a natural outgrowth of utility deregulation and restructuring that is reshaping the electric industry in Nevada, California and throughout the nation. Pursuant to a Nevada law (Assembly Bill 366, codified at Nev. Rev. Stat. ss.ss. 704.961-990
(1997)), electric competition for retail sales service must commence in the state no later than December 31, 1999. However, the Nevada PUC has discretion to extend the commencement date. Currently, retail electric competition is scheduled to commence March 1, 2000. The Transaction joins two companies of similar market capitalization, with a common vision of the future of the utility and energy industries and with complementary operations that almost exclusively are in one state. The Transaction is expected to provide substantial strategic and financial benefits to the stockholders of the two companies, as well as to their employees and customers and the communities which they serve. The Nevada Power Board and the Sierra Pacific Board believe that such benefits include:

o Support for Utility Deregulation. The Transaction coincides with Nevada electric utility deregulation and ongoing California electric utility deregulation and is intended to establish a combined company that, by providing customers multiple energy products and services and lower costs than the companies could achieve individually, will have the ability to compete more effectively in unregulated markets and serve customers more cost-effectively in regulated markets. Nevada Power and SPPC also propose selling all of their generating plants. Under the divestiture proposal and subject to ongoing state resource planning requirements, amounts raised by the sale will be reinvested primarily in new transmission and distribution facilities. Nevada Power and SPPC believe that divestiture of their generating capacity will facilitate the move to a competitive market for electricity in Nevada and elsewhere. The divestiture proposal is contingent upon consummation of the Transaction and receipt of necessary authorizations. Through Nevada Power and SPPC, the combined company will offer regulated retail electric distribution service throughout most of Nevada and a small portion of northern California and offer regulated gas distribution and water service in the Reno and Sparks areas of northern Nevada. Unregulated subsidiaries of Sierra Pacific will engage in natural gas and electricity marketing and offer energy related products and services.

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o    Competitive and Strategic Position. The combination of the companies'
     complementary expertise and vision, including Nevada Power's substantially larger and more diverse electric customer base and its customer expertise and Sierra Pacific's customer and marketing expertise in both electricity and natural gas markets, provides the combined company with the size and scope to be an effective competitor in the emerging and increasingly competitive markets for transporting and distributing energy and energy services. The Transaction will create a company with the ability to develop and market competitive new products and services and provide integrated energy solutions for wholesale and retail customers.

o Ability to Better Manage Growth. Both Nevada Power and SPPC have experienced high rates of service territory growth. Five-year average increases in retail electric kWh sales and customers for the companies, separately and as combined, compared to industry averages are as follows:


                                        5-Year Average          5-Year Average
                                      Retail Electric kWh         Increase in
     Company                            Sales Increases            Customers
     -------                          -------------------       --------------
     Nevada Power...................           8%                      7%
     SPPC...........................           5%                      3%
     Combined Company...............           7%                      5%
     Industry Average...............           2%                      1%

     The Nevada Power Board and the Sierra Pacific Board believe that the combined company will be in a better position to finance and manage the construction and operational changes required to meet the increasing needs of customers in Southern and Northern Nevada while also maintaining stronger earnings than either company could standing alone. The Transaction is expected to have a positive effect on cash flow of the combined companies.

o Expanded Management Resources and Employment Opportunities. The combined company will be able to draw upon a larger and more diverse pool of management for leadership in an increasingly competitive environment. As a

                                       12
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     company more able to effectively respond to competitive pressures, the combined company will offer better prospects for employees and be better able to retain and attract the most qualified employees. Employees will benefit from a larger and stronger company with job opportunities in additional locations.

o Community Development. The combined company will continue to play a leading role in the economic development of the communities served by Nevada Power and SPPC and will continue the commitment to philanthropic and volunteer programs currently maintained by the two companies and their subsidiaries. These communities also will benefit from increased competition and lower prices for regulated and deregulated natural gas and electricity and energy related products and services.

o Potential Cost Savings and Cost Avoidances Resulting from the Transaction. Estimated potential savings and cost avoidances expected to be achieved by the two companies after the Transaction has been limited to quantifiable amounts, as determined by the managements of Nevada Power and Sierra Pacific. Recognition has been given to those costs to be incurred in achieving these potential savings and cost avoidances and to the time required to implement plans designed to integrate operations. These estimated savings and cost avoidances are attributable to the Transaction and do not include other types of savings and cost avoidances that might be achieved without a combination of the companies. In addition, Sierra Pacific will continue efforts already underway by Nevada Power and SPPC to increase productivity and reduce costs by redesigning and reengineering key business processes. Operating synergies from the Transaction are estimated to generate total cost savings and cost avoidances, net of $125 million estimated costs to achieve such savings and avoidances, of $322 million over a ten-year period. In addition, the goodwill recorded as a result of the Transaction will be amortized over a forty-year period and also will represent a cost to achieve such savings and avoidances. The final accounting treatment of the cost savings and cost avoidances and costs of attaining them will depend upon the regulatory treatment accorded by the Nevada PUC.

     The major components of the anticipated cost savings and cost avoidances identified by the managements of Nevada Power and Sierra Pacific are set forth below.

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     o    Integration of corporate functions. The combined company will have the ability to eliminate redundant functions in a variety of areas, including accounting and finance, human resources, information services, external relations, legal and executive administration. The staffing levels for these functions are relatively fixed and do not vary directly with changes in the number of employees or customers.

     o Integration of corporate programs. The combined company will be able to integrate various corporate and administrative functions, thereby reducing certain non-labor costs in the areas of insurance, advertising, professional services, benefits plan administration, credit facilities, association dues, postage, research and development and shareholder services. In addition, future expenditures in the area of information systems that would be made by each company on a stand-alone basis will be reduced for the combined company. Additional expenditures will be reduced through the more efficient management of investment in other technology areas, including personal computers, other hardware and related software, and data center requirements.

     o Integration of competitive retail services. Following the commencement of retail electric competition in Nevada, retail electric service and metering service will be offered on a competitive basis. Currently, Nevada Power and SPPC provide retail electric service and metering service on a separate, regulated basis. However, as a result of the electric restructuring, Nevada Power and SPPC will provide these services on a competitive basis through a jointly-owned retail service company and a metering company. The Applicants intend to consolidate as many other business practices as make economic sense.

     o Integration of customer support functions. The combined company will be able to integrate related customer support functions in the areas of customer service, marketing and sales, and other support services, such as purchasing and materials management. The staffing levels in these functions also do not increase or decrease linearly with the number of customers.

     o Streamlining of inventories and purchasing economics. The combined company will be able to centralize some purchasing and inventory functions. Inventory may be shared across locations. Purchasing leverage of the combined company is expected to lead to materials and services volume discounts.

     Most of the estimated cost savings and cost avoidances as described above are expected to be achieved through personnel reductions involving the elimination of approximately 250 duplicative positions. Nevada Power and Sierra Pacific jointly will develop an integration management plan, which will examine the manner in which to best organize and manage the businesses of Nevada Power and Sierra Pacific following consummation of the Transaction and to identify duplicative positions in corporate and administrative functions. Both companies are committed to achieving cost savings and avoidances resulting from personnel reductions through attrition, strictly controlled hiring, reassignment, retraining and voluntary separation programs.

     2.   Merger Agreement.

          The Merger Agreement calls for a merger of equals between the two companies - Nevada Power and Sierra Pacific. The Merger Agreement provides for a holding company structure in which Sierra Pacific will be the surviving parent company, and Nevada Power and SPPC will be the operating utility subsidiaries. Sierra Pacific also will continue to own the non-utility subsidiaries that it owns today.

          The Merger Agreement provides for a two-step merger in which Nevada Power will become a subsidiary of Sierra Pacific. The purpose of this two-step process is to allow Nevada Power to become a first-tier subsidiary of Sierra Pacific without generating any adverse tax consequences for any of the parties. At the conclusion of the process, current Sierra Pacific and Nevada Power shareholders will become Sierra Pacific shareholders.

          In the first step, Lake Merger Sub will merge with and into Sierra Pacific, with Sierra Pacific continuing as the surviving corporation. This step is necessary because, as discussed below, each share of pre-merger Sierra Pacific Common Stock may be exchanged for $37.55 in cash or 1.44 shares of

Sierra Pacific Common Stock. The exchange of pre-merger stock for cash or stock occurs as a result and at the time of this first merger.

          The second step of the process commences immediately after this first step. Nevada Power will merge with and into Desert Merger Sub. Desert Merger Sub, which will be the surviving corporation, will then immediately change its name to Nevada Power Company. It is through this second step that Nevada Power will become a subsidiary of Sierra Pacific.

          Under the Merger Agreement, each share of Sierra Pacific and Nevada Power Common Stock will be converted into the right to receive cash and/or Sierra Pacific Common Stock. Each owner of Sierra Pacific Common Stock prior to the first merger will be entitled to receive either 1.44 shares of Sierra Pacific Common Stock or $37.55 in cash in exchange for each share of Sierra Pacific Common Stock that it owns. Each owner of Nevada Power Common Stock prior to the second merger will be entitled to receive either 1 share of Sierra Pacific Common Stock or $26.00 in cash in exchange for each share of Nevada Power stock that it owns. The cash consideration for Sierra Pacific and Nevada Power stock represents a 5% premium per share of Sierra Pacific Common Stock or Nevada Power Common Stock, respectively based on the 10-day average share price of each company's stock prior to the Boards' approval of the Merger Agreement on April 29, 1998.

          The total amount of cash to be paid to shareholders of pre-merger Sierra Pacific Common Stock in the first merger is $151.6 million, and the total amount to be paid to shareholders of Nevada Power Common Stock in the second merger is $304.6 million. The Merger Agreement provides for contingencies should shareholders elect to convert more or less than this amount of their shares to cash. The Merger Agreement also provides for special treatment of shareholders of less than 100 shares. Sierra Pacific will finance the approximately $460 million necessary to fund the cash consideration provided for under the Merger Agreement. The exact sources and precise methods of financing this amount have not yet been determined.

          The Merger Agreement provides that all outstanding shares of Nevada Power preferred stock will be redeemed or otherwise retired prior to the consummation of the Transaction. At any time upon 30 days notice to the holders of the Nevada Power preferred stock, such stock is redeemable at a price of $21.00 per share for the 5.20% and 5.40% series and at $20.25 per share for the

4.70% series. Nevada Power has not determined precisely when or how it will retire the Nevada Power preferred stock.

          The Transaction is subject to certain closing conditions, including governmental authorizations, consents, orders or approvals. The requisite shareholder approvals have been obtained.

          The Merger Agreement may be terminated under certain circumstances, including: by mutual written consent of Sierra Pacific and Nevada Power; by either party if the Transaction is not consummated by October 29, 1999 (which date will be extended to April 29, 2000 in certain circumstances); by either party if any state or federal law or court order prohibits consummation of the Transaction; by a non-breaching party if there occurs a material breach by the other party of the Merger Agreement which is not cured within 20 days after notice; or by either party, in certain circumstances, as a result of a more favorable third-party tender offer or business combination proposal with respect to such party. The Merger Agreement requires that termination fees be paid in certain circumstances, including if there is a willful breach of the Merger Agreement or if, in certain circumstances, a business combination with a third party is consummated within two and one-half years of the termination of the Merger Agreement. The aggregate termination fees under these provisions is $52.5 million.

          In connection with the Merger Agreement, Sierra Pacific and Nevada Power entered into several related agreements, including employment agreements, severance arrangements and confidentiality agreements. These related agreements are described further in the Registration Statement (Ex. C-1).

     3.   Background and Negotiations Leading to the Transaction.

          In recent years Nevada Power and Sierra Pacific have carefully followed developments in energy regulatory policies at the federal level and in Nevada and California that have substantially increased competition in the markets for wholesale and retail electricity. Both companies recognized that significant changes in the utility industry would result from these policy developments. The companies believe that industry restructuring and economic forces are likely to exert tremendous pressure on small and medium-sized electric utilities, making it difficult for them to compete effectively with larger utilities. As such, the two companies had exploratory discussions from time to time in recent years regarding a potential business combination between Sierra Pacific and Nevada Power but no further steps were taken.

          During February 1998, Mr. Michael Niggli, President and Chief Operating Officer of Nevada Power, and Mr. Malyn Malquist, President, Chairman of the Board and Chief Executive Officer of Sierra Pacific, talked about their shared visions for Nevada Power and Sierra Pacific, and senior management of each company began to discuss the potential benefits of a possible business combination. The Nevada Power Board and the Sierra Pacific Board were advised of these discussions in February and March 1998.

          On March 5 and 6, 1998, a joint meeting was held in San Francisco between Nevada Power and Sierra Pacific along with Nevada Power's financial advisor PaineWebber Incorporated ("PaineWebber") and Sierra Pacific's financial advisor SG Barr Devlin to discuss a possible business combination. As a result, on March 10, 1998, Sierra Pacific and Nevada Power entered into a confidentiality agreement pursuant to which they agreed to exchange non-public information. Following these meetings, the companies commenced extensive due diligence and exchanged information.

          On March 12, 1998, at a meeting of the Nevada Power Board, Nevada Power's senior management and representatives of PaineWebber, Nevada Power's financial advisor, made a detailed presentation to the Nevada Power Board with regard to a potential "merger of equals" business combination with Sierra Pacific. At the conclusion of the meeting, the Nevada Power Board gave management authorization to continue to explore a possible combination with Sierra Pacific.

          On March 13, 1998, at a meeting of the Sierra Pacific Board, Sierra Pacific's senior management and representatives of SG Barr Devlin, Sierra Pacific's financial advisor, briefed the Sierra Board with regard to a potential "merger of equals" business combination with Nevada Power. The Sierra Pacific Board authorized Mr. Malquist and Mr. Oldham, Vice President, Transmission Services Group and Strategic Development of Sierra Pacific, to continue discussions with Nevada Power regarding such a business combination.

          Throughout the remainder of March and April 1998, representatives of Sierra Pacific and Nevada Power held numerous discussions which focused primarily on the issues of valuation, dividend policy, management and headquarters locations. On March 30, 1998, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") was retained to provide additional financial advice and guidance to management and the Sierra Pacific Board. During April 1998, the Nevada Power Board and the Sierra Pacific Board were briefed separately on the progress of negotiations, including reviews of the steps that had been taken regarding due diligence and transaction structure, as well as proposals regarding corporate names and headquarters locations, board representation and senior management composition. The presentations described potential strategic benefits of the transaction, the status of negotiations on, and key terms and conditions of, the proposed Merger Agreement and the regulatory plan for the transaction.

          By the last week of April 1998, Nevada Power and Sierra Pacific had agreed on a merger of equals transaction consisting of a cash election merger where holders of Nevada Power Common Stock could elect to receive for each of their shares either $26.00 in cash or one share of Sierra Pacific Common Stock and holders of Sierra Pacific Common Stock could elect to receive for each of their shares either $37.55 in cash or 1.44 shares of Sierra Pacific Common Stock. The companies further agreed that following the Transaction, former holders of Nevada Power Common Stock would own approximately 50.2% of the outstanding Sierra Pacific Common Stock, and former holders of Sierra Pacific Common Stock would own approximately 49.8% of the outstanding Sierra Pacific Common Stock.

          On April 29, 1998, the Sierra Pacific Board and the Nevada Power Board each approved the Merger Agreement. Following the meetings of their respective Boards, Sierra Pacific and Nevada Power executed the Merger Agreement on April 29, 1998 and publicly announced the proposed Transaction on April 30, 1998.

          For a more detailed description of the background of the Transaction, see pages 38-43 of the Registration Statement (Ex. C-1).

C.   Management and Operations of the Applicants Following the
     Transaction.

          The Merger Agreement provides that the post-merger Sierra Pacific Board of Directors will consist of 14 members, 7 to be selected by Sierra Pacific and 7 to be selected by Nevada Power. Mr. Niggli (currently, President and Chief Operating Officer of Nevada Power Company), and Mr. Malquist (currently, Chairman, President and Chief Executive Officer of Sierra Pacific and SPPC) will be members of the Sierra Pacific Board of Directors after the Transaction is consummated. Subject to affiliate rules promulgated by regulatory agencies having jurisdiction over the matter, Mr. Niggli will become Chairman and Chief Executive Officer of Sierra Pacific and Chairman of each of its subsidiaries and Mr. Malquist will become President and Chief Operating Officer of Sierra Pacific and President and Chief Executive Officer of the surviving Nevada Power and SPPC.

          The Merger Agreement provides that post-merger, the corporate headquarters of Sierra Pacific and the principal offices of the natural gas and water business units will be located in Reno, Nevada. The headquarters of SPPC and the surviving Nevada Power will be located in Las Vegas, Nevada. Nevada Power and SPPC will continue to operate as the utility subsidiaries of Sierra Pacific.


Item 2.   Fees, Commissions and Expenses.

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, by Sierra Pacific and Nevada Power, in connection with the Transaction, including registration of securities of Sierra Pacific under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the
Registration Statement on Form S-4......................................$712,040
HSR filing fee...........................................................$45,000
Legal fees and expenses ..............................................$6,000,000
Accountants' fees.......................................................$160,000
Investment bankers' fees and expenses................................$15,400,000
Consultants and other (public relations, regulatory support, travel, integration, printing, exchange listing fees, etc.)...........$3,682,960
                                                                      ----------
     TOTAL (estimated) ..............................................$26,000,000


Item 3.   Applicable Statutory Provisions.

A.   Statement of Applicable Provisions.

          Sections 9(a)(2), 10, and 3(a)(1) of the Act are directly or indirectly applicable to the proposed Transaction.

          Under Section 9(a)(2), it is unlawful, without approval of the Commission, under the standards of Section 10, for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company.

          Pursuant to the Transaction, Sierra Pacific will acquire securities of Nevada Power, a public utility. After the Transaction, Sierra Pacific will be affiliated with two public utilities - SPPC and Nevada Power. Accordingly, the Transaction requires Commission approval under the standards of Section 10.

          Following the Transaction, Sierra Pacific believes, for reasons explained below, that it will qualify for the intrastate exemption under Section 3(a)(1) of the Act, and requests an order granting such exemption. Under this section, the Commission must exempt, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominantly intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

B.   The Standards of Section 10.

          The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     1.   Section 10(b).

          Under Section 10(b) of the Act, the Commission must approve the Transaction unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

          a.   Detrimental "Interlocking Relations" or "Concentration of
               Control."

          The Transaction will not result in detrimental interlocking relations or concentration of control. There currently are no common directors of Sierra Pacific and Nevada Power, but following consummation of the Transaction there may be common directors and officers of Sierra Pacific, SPPC and Nevada Power. Such interlocking relationships, however, would serve to integrate the merging companies, and are characteristic of virtually every merger transaction subject to Section 9(a)(2). Thus, any interlocking relations which do occur will be of the kind generally approved of by the Commission and will not be detrimental to interests of consumers, investors or the public.

          The Transaction also will not result in a detrimental concentration of control. The expected increase in size resulting from the Transaction will not make the merged company a large company. Instead, the Transaction will take two relatively small utility companies and combine them into one mid-sized company. The merged company still will be much smaller than almost all of its neighboring utilities and holding company systems such as Southern California Edison, Pacific Gas & Electric, PacifiCorp and Bonneville Power Administration ("BPA"), which are among the largest utilities in the country.2 As a consequence, the merged company will not be able to dominate the region. Following the Transaction, Sierra Pacific will have total utility assets of $3.1 billion, total utility revenues of $1.4 billion, and will serve approximately 805,000 electric customers and 101,000 natural gas customers. However, as discussed above, the Applicants intend to divest their electric generation assets. The utility activities of Sierra Pacific following the Transaction will be confined almost exclusively to Nevada. The Commission has approved a number of transactions which resulted in holding companies of a much larger size.3

          Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed merger. In this case, the Commission has concurrent jurisdiction with the Department of Justice (the "DOJ"), Federal Trade Commission (the "FTC"), FERC and the Nevada PUC to consider the competitive effects of the Transaction. On February 16, 1999, and March 19, 1999, the Applicants filed Notification and Report Forms with the DOJ and the FTC, as required by the HSR Act, which contained a description of the Transaction's effects on competition. Consummation of the Transaction is conditioned on the expiration or termination of the applicable waiting period under the HSR Act, which expired on April 18, 1999. In addition, the Applicants have made filings with the Nevada PUC and FERC, the agencies having immediate jurisdiction over Nevada Power's and SPPC's utility operations. These filings, which are attached as Exhibits D-1 and D-3, contain detailed explanations of why

---------------

2 As of December 31, 1997, Pacific Gas & Electric Company had $25.1 billion in utility assets and generated $9.5 billion in operating revenues for 1997. PacifiCorp had $9.1 billion in utility assets as of December 31, 1997 and $3.7 billion in operating revenues for 1997.

3 See, e.g., TUC Holding Co., File No. 70-8953, Rel. No. 35-26749 (issued August 1, 1997). TUC Holding has utility assets of approximately $19.6 billion, operating utility revenues of approximately $6.9 billion and approximately 2.7 million utility customers. See also Entergy Corp., 51 S.E.C. 869 (combined utility assets after Gulf States acquisition of $21 billion).

the Transaction will not have any adverse competitive effect. FERC evaluated the Transaction's competitive effects and issued an order dated April 15, 1999, approving the Transaction upon finding that it is in the public interest and will not adversely affect competition. The FERC conditioned its approval of the Transaction on the Applicants' commitment to divest their generation assets. A copy of the FERC order is attached as Exhibit D-4. Following its evaluation of the competitive effects of the Transaction, the Nevada PUC issued an order dated January 4, 1999, approving the Transaction, subject to certain conditions. A copy of the Nevada PUC order is attached as Exhibit D-2. Also, a June 11, 1999 settlement accepted by the Nevada PUC, attached as Exhibit D-5, provides that the Nevada PUC has fully and finally authorized the Applicants to consummate the Transaction and the Nevada PUC will withdraw its intervention at the SEC. See Exhibit D-5, at p. 10, section 3.4.

          The testimony of Peter Fox-Penner, which is Exhibit SPNP-17 to the FERC application attached as Exhibit D-3 hereto, explains why the Transaction will not have anticompetitive effects. The Applicants are located in the Western System Coordinating Council ("WSCC"). Due to the structure of the WSCC market, the Transaction cannot cause a reduction in competition. First, the Applicants are relatively small utilities in the WSCC. Together, the Applicants own a total of approximately 3,800 MW of generation capacity, representing slightly more than one-tenth of the WSCC surplus capacity. The amount of the Applicants' generation capacity pales even further when compared to the approximately 155,000 MW of generation resources located in the WSCC. All of the Applicants' generating capacity is needed to serve their native load customers. Because the Applicants do not own enough generating capacity to meet their native load obligations, they are net power purchasers by a wide margin in both short term and long term power markets. Not only are the Applicants small when compared to the WSCC as a region, but they are also small compared to the control areas with which they are interconnected, such as BPA, Pacific Gas & Electric, Southern California Edison and PacifiCorp. Second, Sierra Pacific does not make sales into Nevada Power's control area, and visa versa. Because the Applicants do not compete with each other in their respective control areas, the proposed merger does not cause the loss of a competitor or any increase in market power in those control areas. Third, with one insignificant exception, Nevada Power and SPPC are interconnected only through different utility systems. SPPC's primary interconnections are with systems to the north and northwest of Nevada, whereas Nevada Power's primary interconnections are to the south and southwest of

Nevada. The only system that has significant interconnections with both Nevada Power and SPPC is the PacifiCorp-East system to the east. As a consequence, the merger would cause no concentration of market power in the bulk power markets of the systems directly connected to the Applicants. Fourth, because the Applicants are such small players in the regional bulk power market as a whole, their combination cannot cause any meaningful or measurable increase in market share in regional markets outside of their own service territories. Hence, the Commission can conclude that the Transaction will have no adverse competitive effects. Indeed, for the reasons stated below, the Commission may conclude that the Transaction will facilitate even greater competition in electric wholesale and retail markets.

          Under a new Nevada law (Assembly Bill 366, codified at Nev. Rev. Stat. sections 704.961-990 (1997)), Nevada Power's and SPPC's retail electric service territories in Nevada will be opened to retail competition commencing March 1, 2000. FERC already has introduced competition into wholesale electric markets through its many orders authorizing market-based rates for wholesale power sales and a series of orders mandating non-discriminatory access to electric transmission facilities. The Transaction will facilitate both state and federal efforts to increase competition in electric markets because, as part of the merger, the Applicants have committed to the Nevada PUC to divest their generation assets and, subject to state resource planning approvals, invest the proceeds in the expansion of their transmission and distribution capacity. This expansion is important because there is limited import capability into the Nevada Power and SPPC service territories. Increasing the import capability will expand the number of suppliers that can compete to serve customers in the Nevada electricity market. The goal of generation divestiture is to balance market power mitigation while retaining the value of the underlying assets. The divestiture proposal is contingent upon consummation of the Transaction and receipt of necessary authorizations. The exact timing of the closing of the divestiture depends on the date that the Applicants obtain all of the necessary regulatory approvals, including FERC approval of rate schedules for the sale of power by the new owners of the divested generation units. The Applicants anticipate that the divestiture will be completed 12 to 18 months after consummation of the Transaction. However, the divestiture of jointly-owned plants may take additional time due to conditions in existing participation agreements, such as rights of first refusal. Another pro-competitive benefit accompanying the merger is the Applicants' commitment to either join a regional transmission organization ("RTO") or form an independent "Transco" that would operate the Applicants' transmission facilities, within no more than three years.

          The additional benefits accompanying the Transaction are outlined below in Items 1(B)(1) and 3(B)(2) of this Application, and are benefits which the Commission has weighed against any concerns about concentration of control it has had in other transactions. See American Electric Power Co., 46 S.E.C. 1299 (1978).

          For all of these reasons, the Applicants believe that the Transaction will not result in a concentration of control which will be detrimental to the public interest, but will offer the potential to facilitate an actual increase in competition in regional electricity markets.

          b.   Fairness of Consideration.

          Section 10(b)(2), as applied to the Transaction, provides that the Commission shall approve the Transaction unless it finds that the consideration paid by Sierra Pacific to the shareholders of Nevada Power is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying the Nevada Power shares. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations4 and whether each party's Board of Directors has approved the purchase price.5 The Commission also considers the opinions of investment bankers6 and the earnings, dividends, and book and market value of the shares of the company to be acquired.7

          Pursuant to the Merger Agreement, each owner of pre-merger Sierra Pacific Common Stock will be entitled to receive either 1.44 shares of post-merger Sierra Pacific Common Stock or $37.55 in cash in exchange for each share of pre-merger Sierra Pacific Common Stock that it owns ("Sierra Pacific Merger Consideration"). Each owner of Nevada Power Common Stock will be entitled to receive either 1 share of post-merger Sierra Pacific Common Stock or $26.00

---------------

4    American National Gas Co., 43 S.E.C. 203 (1966).

5    Consolidated National Gas Co., 45 S.E.C. 672 (1990).

6    Id.

7    Northeast Utilities, 42 S.E.C. 963 (1966).

in cash in exchange for each share of Nevada Power stock that it owns ("Nevada Power Merger Consideration"). The cash consideration for Sierra Pacific and Nevada Power stock represents a 5% premium per share of Sierra Pacific Common Stock or Nevada Power Common Stock, respectively based on the 10-day average share price of each company's stock prior to the Boards' approval of the Merger Agreement on April 29, 1998. Pursuant to the Merger Agreement, approximately $151.6 million in cash and approximately 38,740,334 shares of the Sierra Pacific Common Stock will constitute the Sierra Pacific Merger Consideration, and approximately $304.6 million in cash and approximately 39,051,502 shares of Sierra Pacific Common Stock will constitute the Nevada Power Merger Consideration.

          The consideration to be paid to shareholders of the pre-merger companies was the result of arm's-length negotiations between the management and financial and legal advisors of Sierra Pacific and Nevada Power over a period of several months, as detailed in Item 1(B)(3) above. The Boards of Directors of Sierra Pacific and Nevada Power approved the Transaction in separate meetings held on April 29, 1998.

          In addition, nationally-recognized investment banking firms retained separately by Sierra Pacific and Nevada Power have reviewed extensive information concerning the Applicants and analyzed the respective conversion ratios employing several valuation methodologies. In connection with the approval of the Merger Agreement, (i) Sierra Pacific's Board of Directors considered the opinions of its financial advisors, SG Barr Devlin and Merrill Lynch, to the effect that the aggregate consideration to be received upon consummation of the Transaction is fair, from a financial point of view, to the holders of Sierra Pacific Common Stock, and (ii) Nevada Power's Board of Directors considered the opinion of its financial advisor, PaineWebber, to the effect that the aggregate consideration to be received by Nevada Power common shareholders in connection with the Transaction is fair to such holders from a financial point of view. Each of the fairness opinions of SG Barr Devlin, Merrill Lynch and PaineWebber are attached hereto as Exhibits H-1, H-2, and H-3, respectively, and incorporated herein by reference.

          In rendering their fairness opinions, SG Barr Devlin, Merrill Lynch and PaineWebber each performed a number of analyses relevant to the fairness of the Transaction consideration, including: a comparison of select historical and projected operating performance data of the Applicants and comparable companies;

a comparison of Sierra Pacific's and Nevada Power's relative contributions to the total consideration; discounted cash flow analyses; and analyses of the potential pro forma results of the Transaction. In preparing their opinions, the financial advisors reviewed, among other things, both public and non-public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow, and prospects of Sierra Pacific, Nevada Power, and comparable companies. A detailed summary of the financial opinions is contained at pages 50-64 of the Registration Statement (Ex. C-1).

          Moreover, following the receipt of the Registration Statement containing these fairness opinions, a majority of both the Nevada Power and Sierra Pacific common shareholders voted in favor of the Transaction in separate meetings held on October 9, 1998.

          In light of these fairness opinions and considering all relevant factors, the Applicants believe that the aggregate consideration to be paid is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the Applicants' shares. Accordingly, the consideration to be paid by Sierra Pacific and Nevada Power meets the standards of Section 10(b)(2).

          c.   Reasonableness of Fees.

          The Applicants believe that the overall fees, commissions, and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors, and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

          As stated in Item 2 above, Sierra Pacific and Nevada Power together expect to incur a combined total of approximately $26 million in fees, commissions and expenses in connection with the Transaction. This amount is substantially less than the fees associated with recent transactions approved by the Commission,8 and is consistent with the standards of Section 10(b)(2).

          d.   Capital Structure and the Public Interest.

          Section 10 (b)(3) requires the Commission to determine whether the Transaction will unduly complicate Sierra Pacific's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of Sierra Pacific's system.

          Following the Transaction, Sierra Pacific will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.9 In the Transaction, the shareholders of Nevada Power and pre-merger Sierra Pacific will receive post-merger Sierra Pacific Common Stock. The Merger Agreement provides that all outstanding shares of Nevada Power preferred stock will be redeemed or otherwise retired prior to the consummation of the Transaction. After consummation of the Transaction, Sierra Pacific will own 100 percent of the shares of Nevada Power Common Stock, and will continue to own 100 percent of the shares of SPPC Common Stock. The Transaction will not affect the outstanding securities of SPPC, including its first mortgage bonds, junior subordinated debentures, SPPC preferred stock or SPPC Class A preferred stock. The only issued and outstanding voting securities of Sierra Pacific will be the Sierra Pacific Common Stock. For these reasons, the Applicants believe that the Transaction will not unduly complicate Sierra Pacific's capital structure.

---------------

8 See TUC Holding Co., supra. (estimated fees and expenses of $37 million); Kansas Power & Light Co., Rel. No. 35-25465 (issued February 5, 1992) (estimated fees and expenses of approximately $30 million); New Century Energies, Inc., Rel. No. 35-26748 (issued August 1, 1997) (estimated fees and expenses of $23.5 million).

9 See, e.g., TUC Holding Co., supra; CINergy Corp., File No. 70-8427, Rel. No. 35-26146 (issued October 21, 1994); Entergy Corp., File No. 70- 8059, Rel. No. 35-25952 (issued December 17, 1993). In each of these orders, the Commission approved mergers which resulted in a holding company acquiring 100 percent of a utility operating company's common stock.

          Set forth below are summaries of the historical capital structures (excluding short-term debt) of Sierra Pacific and Nevada Power as of June 30, 1998, and the pro forma consolidated capital structure of Sierra Pacific and Nevada Power as of the same date:

          Sierra Pacific and Nevada Power Historical Capital Structures
                             (dollars in thousands)

                                 Sierra Pacific                Nevada Power

Common Stock Equity......       $651,665      47.0%          $826,505      44.9%

Preferred Stock..........        $73,115       5.3%            $3,385       0.2%

Preferred Securities.....        $48,500       3.5%          $118,872       6.4%

Long-term Debt...........       $611,936      44.2%          $892,858      48.5%

Total Capitalization ....     $1,385,216     100.0%        $1,841,620     100.0%


        Sierra Pacific's Post-Transaction Consolidated Capital Structure
                             (dollars in thousands)
                                   (unaudited)

                                 Sierra Pacific

Common Stock Equity......     $1,459,145      39.8%

Preferred Stock..........        $73,115       2.0%

Preferred Securities.....       $167,372       4.6%

Long-term Debt...........     $1,965,594      53.6%

Total Capitalization ....     $3,665,226     100.0%

          The ratio of consolidated common equity to total capitalization of the combined companies will be, on an unaudited pro forma basis, 39.8 percent. This figure exceeds the traditionally acceptable ratio of approximately 30 percent.

          As discussed earlier in Item 1(B)(1), the Applicants believe that the Transaction, by achieving efficiencies and economies, will benefit the interests of the public, consumers and investors and will not impair the proper functioning of the holding company system.

     2.   Section 10(c).

          a.   Section 10(c)(1).

          Under Section 10(c)(1), the Commission must not approve an acquisition which is "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of the acquisition. Section 8 applies only to registered holding companies and is thus inapplicable to the Transaction. The Nevada PUC issued an order dated January 4, 1999, approving the Transaction, subject to certain conditions. A copy of that order is attached as Exhibit D-2. Also, a June 11, 1999 settlement accepted by the Nevada PUC, attached as Exhibit D-5, provides that the Nevada PUC has fully and finally authorized the Applicants to consummate the Transaction and the Nevada PUC will withdraw its intervention at the SEC. See Exhibit D-5, at p. 10, section 3.4.

          Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system."

          Section 2(a)(29) provides separate definitions for "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system . . . .

For gas utilities, the term means:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system.

With respect to either type of company, the system must be:

          confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation[.]10

          Section 11(b)(1) permits the acquisition and retention of more than one integrated utility system only if the requirements of Section 11(b)(1)(A),
(B) and (C) are satisfied.

          The Commission consistently has recognized that compliance with the standards of Section 11 is not required where the resulting holding company is exempt under Section 3. See, e.g., Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994). Nonetheless, in applying Section 10(c)(1) to an exempt holding company, the Commission focuses on whether the acquisition would be detrimental to the core concerns of Section 11, namely the protection of the public interest and the interests of investors and consumers. WPL Holdings, 49 S.E.C. 761 (1988), aff'd in part and rev'd in part sub nom. Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523 (D.C. Cir. 1989). In addition:

     The Commission has previously determined that a holding company may acquire utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is a de facto integration of contiguous utility properties and the holding company will be exempt from registration under section 3 of the Act following the acquisition.

---------------

10 For gas companies, utilities deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

WPS Resources Corp., Holding Co. Act Release No. 26922 (Sept. 28, 1998) (citing BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998); TUC Holding Co.; Gaz Metropolitain).

          The Transaction is fully consistent with the standards of Section 10(c)(1) as applied to exempt holding companies. The merger will combine SPPC's electric and gas system with Nevada Power's electric system, producing a combined enterprise that will better serve the needs of its customers and the interests of its investors by offering more efficient energy supply and delivery service in competitive markets. The Transaction will not impede the ability of the Nevada PUC or the California PUC to carry out their statutory responsibilities with respect to the utility activities of Nevada Power or SPPC. As noted above, by order dated January 4, 1999, the Nevada PUC approved the Transaction, subject to certain conditions. The utility operations of the combined enterprise will continue to be regulated by the Nevada PUC and the California PUC after the merger.

          SPPC's existing gas and electric integrated systems meet the de facto integration standard. The service territories of SPPC's existing gas and electric systems overlap. Moreover, the gas and electric systems have been combined for many years (Sierra Pacific Resources, Holding Co. Act Release No. 24556 (Jan. 28, 1988)) and share corporate services.

          The Nevada Power and SPPC electric system will be coordinated to a significant degree, although for several reasons, the Nevada Power and SPPC electric systems will not be jointly dispatched. Foremost, as discussed herein, because Nevada Power and SPPC have agreed to sell all of their generating plants, they will have no generating plants to dispatch. As discussed below, the dispatching of generating units located in the Nevada Power and SPPC control areas will be coordinated upon consummation of the merger. Shortly thereafter, this coordination will be enhanced by an independent scheduling administrator ("ISA") and later by an RTO or Transco. In addition, as a result of electric restructuring in Nevada, retail electric markets will be fully competitive. Meanwhile, as discussed below, Nevada Power and SPPC are in the process of implementing integrated operations. Although Nevada Power and SPPC electric system may not be a single integrated system under the Commission's current interpretation as it is applied to registered holding companies, it is nonetheless integrated to a significant degree. Moreover, an exempt company need not satisfy the standards of Section 11, nor the requirements of the ABC clauses. WPS Resources (approving merger of two electric systems which are not jointly dispatched and which do not constitute a single integrated system). For the reasons discussed below, the Transaction satisfies the standard the Commission has applied to exempt companies, namely the de facto integration standard set forth in TUC Holding Co., and recently applied in WPS Resources.

          First, as discussed in Item 1(B) and in the following section, although the utility systems of Nevada Power and SPPC will "lack[] economic joint dispatch, the two systems will be coordinated . . .." WPS Resources, at
11. Nevada Power and SPPC will be able to integrate many services, including accounting and finance, human resources, information services, external relations, legal and executive administration, customer service, marketing and sales, and purchasing and materials management. Over the past several months, employee teams from both Nevada Power and SPPC have been developing integration plans for various operational functions. The Nevada Power and SPPC transmission functions will be integrated under one executive director, including the Open Access Same Time Information System ("OASIS"), transmission access, system operation, planning, and system expansion functions. Transmission and substation maintenance functions also will be integrated under one department head and Nevada Power and SPPC will share resources during emergencies. Nevada Power and SPPC will integrate engineering standards, designs, and development of new designs, will share inventory and equipment and will jointly train employees. Additional operational functions will be integrated upon the completion of a new Energy Management System ("EMS"), discussed below. In addition, Nevada Power's and SPPC's transmission systems will be operated pursuant to a joint open access transmission tariff filed with FERC, which establishes a single rate for transmission services that utilize the facilities of both Nevada Power and SPPC.

          Nevada Power and SPPC each use an EMS to remotely operate their electric power grids. The EMS is a computer system that is used to communicate with and control all major substations, generation plants, and transmission lines for the purpose of delivering energy to all customers. Nevada Power and SPPC currently are implementing an integrated EMS, which is expected to be functional in approximately one year. Nevada Power placed a new EMS in service in September 1997. Sierra Pacific is now procuring a new EMS from the same vendor that supplied Nevada Power's EMS. Minor upgrades will be performed on the Nevada Power EMS system, making the two systems identical in size, scope, and functionality. The merged company's EMS will have one global set of databases, operator displays, and source code. This will allow the EMS operations to be combined under one department head with a common group of computer technicians providing integrated programming, software development, and hardware and software maintenance. The EMS will link Nevada Power and SPPC through advanced communication and signaling capabilities. The integrated EMS will be able to remotely control and operate the electric grids of Nevada Power and SPPC from either location. This will provide redundancies in system dispatch for maintenance, new construction, and system restoration following disturbances, as well as comprehensive back-up capability for failure of either EMS. In addition, the integrated EMS will have a common energy scheduling and accounting software package for the purposes of accepting and accounting for energy schedules and implementing real-time energy schedules over any of the merged company's interties. Completion of the EMS project also will allow integration of the energy trading function of the merged company as well as the economic generation dispatch function until generation divestiture is complete. This EMS system eventually will interface with the ISA for energy accounting, scheduling, and generation dispatch purposes.

          As discussed above, Nevada Power and SPPC expect to complete the divestiture of their generating plants within 12-18 months after the consummation of the Transaction.11 Nevada Power and SPPC have developed an integrated divestiture plan designed to maximize the value of the generation assets, mitigate market power issues, support the transition to competitive markets and meet provider of last resort requirements during the transition. Upon consummation of the merger, all generation operations and maintenance will be integrated under one department head. Prior to the divestiture closing, Nevada Power and SPPC will integrate generation functions through dispatch and fuel and materials procurement. Also, Nevada Power and SPPC jointly will contract for services, and will share support services, such as engineering. Following the proposed divestiture of generation assets, Nevada Power and SPPC will purchase their power requirements on a coordinated basis from a common market - the Western System Power Pool. Following the commencement of retail electric competition in Nevada, retail electric service and metering and billing services will be offered on a competitive basis. Currently, Nevada Power and SPPC each provide retail electric service and metering and billing services on a regulated basis. As a result of the electric restructuring, Nevada Power and

---------------

11 The divestiture of jointly-owned plants may take additional time due to conditions in existing participation agreements, such as rights of first refusal.

SPPC will continue to provide these services as the provider of last resort and also will provide these services on a competitive basis through a jointly-owned retail service company and a metering company.

          The transmission systems of Nevada Power and SPPC will be coordinated on a joint basis. As stated above, the Applicants have agreed to join an RTO or Transco within three years. In addition, however, the Nevada PUC's order approving the Transaction requires the Applicants to submit a proposal for an interim ISA to the FERC before the merger can take effect. Exhibit D-2 hereto,
p. 82. The Applicants made the ISA filings with the FERC on July 23, 1999. Initially, the transmission systems of Nevada Power and SPPC will be the only transmission systems operated by the ISA. The ISA will be responsible for accepting and processing all requests for reservation, scheduling and use of the transmission system, including use of interconnections to control areas outside Nevada. The ISA will coordinate the dispatching of generating units located in the Nevada Power and SPPC control areas, and also coordinate all scheduled outages associated with such generation. Both the interim ISA and, later, the RTO or Transco will be responsible for directing the dispatch of generating facilities in the Nevada Power and SPPC service territories for purposes of addressing system emergencies, managing transmission constraints, meeting reliability criteria and providing ancillary services.

          The Nevada Power and SPPC systems are not directly interconnected. Due to the utilities' generation divestiture, such means of direct interconnection is unnecessary for the joint dispatch of the systems' generating units. However, as discussed previously, the systems will be coordinated operationally immediately following the merger in a number of ways. This coordination will be supplemented by an ISA and eventually an RTO or Transco, providing functional interconnection of the systems. Also, SPPC has received Nevada PUC approval to design, permit, and construct a 177 mile 345kV transmission line from the Falcon substation to the Gonder substation, both located in the SPPC control area. This project, expected to be completed by 2001, will increase substantially the import and export capability of SPPC's entire system. Most specifically, it is projected to increase the ability of SPPC's system to accept and deliver energy by over 150 MW at the Gonder substation, where SPPC and Nevada Power are interconnected through PacifiCorp's Utah transmission system.

          Here, like in WPS Resources, "[t]here are significant synergies and financial efficiencies between the two systems, and operations are coordinated to a significant degree." Id. at 12 n.25. The Commission should find that these joint electric system operations satisfy the de facto integration standard.

          The Applicants believe that their electric systems will function as a coordinated and interconnected transmission system that fully satisfies the integration requirements of sections 10 and 11 of the Act, especially as applied to exempt holding companies.

          Second, while the electric service territories of the Nevada Power and SPPC public utility systems do not overlap, they "are adjacent and in close proximity." Id. at 12. In WPS Resources, the service territories of both utilities were located in Wisconsin's Upper Peninsula region. Likewise, Nevada Power and SPPC utilities operating in the same region - both are Nevada utilities with service territories located predominantly in Nevada. Moreover, both Nevada Power and SPPC serve customers in Nye County, Nevada. The service territories of Nevada Power and SPPC are separated geographically by 38 miles. Located between their service territories is federal land, including a Nevada test site and the Nellis Air Force Base bombing range. These federal facilities constitute an impediment to direct physical interconnection. A map showing the transmission systems of Nevada Power, SPPC and the surrounding region is attached at Exhibit E-4.

          Finally, as noted above, the Transaction will produce a combined entity that will be able to compete more efficiently and effectively in providing energy services to customers. Thus, the Commission should find that the Transaction would not be detrimental to the interest of Section 11, and thereby satisfies the requirements of Section 10(c)(1).

          b.   Section 10(c)(2).

          Section 10(c)(2) requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system."

          The Commission has interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of an integrated public-utility system.'"12 The Commission has held that "where a holding company will be exempt from registration under Section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of Section 10(c)(2) to find benefits to one integrated system."13

---------------

12 Gaz Metropolitain, Inc., 58 S.E.C. Docket 189, 192, Rel. No. 35-26170 (Nov. 23, 1994) (quoting Union Electric Company, 45 S.E.C. 489, 504-06 (1974),
     aff'd without op. sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975)).

13   TUC Holding Co., supra.

          In this case, both the Nevada Power and SPPC utility systems will realize a number of benefits from the Transaction. The Transaction will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the merging companies, shareholders and customers.

          The Transaction will have a number of operational benefits that will result in economic efficiencies for Sierra Pacific as a whole and for both utility systems. As discussed above in Item 1(B)(1), Sierra Pacific will experience economies by combining and coordinating operations with Nevada Power with respect to corporate functions, including accounting and finance, human resources, information services, external relations, legal and executive administration. In addition, the Applicants expect that the Transaction will result in various cost savings through the integration of corporate programs (e.g., insurance, advertising), customer support functions (e.g., customer service, marketing and sales) and competitive utility operations (e.g., retail electric service and metering service). The operational benefits and efficiencies associated with the Transaction are estimated at $322 million over a ten year period, and are discussed in the Registration Statement at pages 45-46. The Transaction also will allow the Applicants to offer a greater range of services to customers, making the Applicants more competitive, and will provide significantly increased financial resources to Nevada Power and SPPC, making them better able to meet customer needs. The Commission previously has found that similar benefits satisfied the affirmative finding required under
Section 10(c)(2). See, e.g., WPL Holdings, Inc., 50 S.E.C. 233, 237 (1990)
(benefits supporting Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business . . . and provide additional flexibility for financing . . ."). Accordingly, the Commission should find that the requirements of Section 10(c)(2) are satisfied with regard to the Transaction.

     3.   Section 10(f) -- Compliance with State Requirements.

          To approve an acquisition, the Commission is required, under Section 10(f), to find that the acquisition has complied with all applicable state laws. The Transaction is conditioned expressly on receipt of all required regulatory approvals, including that of the Nevada PUC. The Applicants have filed an Application with the Nevada PUC, a copy of which is filed as Exhibit D-1 hereto. A copy of the Nevada PUC order dated January 4, 1999, approving the Transaction, subject to certain conditions, is filed as Exhibit D-2 hereto. Also, a June 11, 1999 settlement accepted by the Nevada PUC, attached as Exhibit D-5, provides that the Nevada PUC has fully and finally authorized the Applicants to consummate the Transaction and the Nevada PUC will withdraw its intervention at the SEC. See Exhibit D-5, at p. 10, section 3.4.

C.   Section 3(a)(1).

          The Applicants believe that, following consummation of the Transaction, Sierra Pacific and each of its subsidiary companies will be entitled to exemption under Section 3(a)(1) from all provisions of the Act (except for Section 9(a)(2) thereof). Section 3(a)(1) authorizes the Commission to exempt any holding company:

     if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income are predominantly intrastate in character and will carry on their businesses substantially within a single State in which such holding company and every such subsidiary company thereof are organized.

          Following the Transaction, Sierra Pacific and each of its public utility subsidiaries - Nevada Power and SPPC - will be organized in Nevada. Further, Nevada Power will earn all of its utility revenues in Nevada and, based on financial information for the year ended December 31, 1998, SPPC earns more than 94% of its utility revenues in Nevada. Following the Transaction, Sierra Pacific will earn approximately 97% of its utility revenues in Nevada. These amounts are within the existing range of orders issued by the Commission under 3(a)(1) (see Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988)) and well below the percentages of out-of-state utility revenues presented by holding companies claiming exemption under Rule 2, which claims for exemption have not been challenged.14

---------------

14 See e.g., 1983 Form U-3A-2 filed by Diversified Energies (File No. 69- 271) (disclosing 22.4% of utility revenues from out-of-state operations); 1998 Form U-3A-2 filed by TNP Enterprises (File No. 69-291) (disclosing 16% of operating revenues from and 22.7% of retail electricity sales (in MWH) to out-of-state customers, who comprise 19.5% of all electric customers); and 1998 Form U-3A-2 filed by MidAmerican Energy Holdings Co. (File No. 69-300) (disclosing 21% of retail gas operating revenues and 12.4% of electric operating revenues from out-of-state operations and 20.2% of net gas plant and 11.7% of net electric plant located out-of-state).

          Under such circumstances, Sierra Pacific will qualify as an exempt holding company, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers . . . ." As discussed in Item 1(B)(1), the Applicants believe that the
Transaction will result in efficiencies and economies which will benefit the interest of the public, investors and consumers. As noted above, the utility business resulting from the Transaction raises no public interest concerns. Therefore, the Applicants believe that Sierra Pacific will continue to qualify for the Section 3(a)(1) exemption upon consummation of the Transaction, and requests an order from the Commission granting such exemption.

Item 4.   Regulatory Approval.

          As stated above, the Transaction is conditioned on approval by the Nevada PUC. Nevada Power and SPPC made a joint application to the Nevada PUC on July 7, 1998, seeking the necessary approvals of the Merger Agreement and certain related matters, including the proposed generation divestiture. By order dated January 4, 1999, the Nevada PUC approved the Transaction, subject to certain conditions. Also, a June 11, 1999 settlement accepted by the Nevada PUC, attached as Exhibit D-5, provides that the Nevada PUC has fully and finally authorized the Applicants to consummate the Transaction and the Nevada PUC will withdraw its intervention at the SEC. See Exhibit D-5, at p. 10, section 3.4. In an opinion letter, attached as Exhibit F-3, the Sierra Pacific and SPPC general counsel explains that SPPC was not required to file an application with the California PUC for approval of the Transaction, but SPPC has agreed to file an application with the California PUC for approval of the proposed sale of SPPC's generating assets.

          On October 2, 1998, SPPC and Nevada Power filed an application with FERC requesting authorization for the Transaction under Section 203 of the Federal Power Act. Under Section 203, the FERC will approve a merger if it finds the mergers "consistent with the public interest." FERC has stated in a Policy Statement that, in analyzing a merger under Section 203, it will evaluate the following criteria: (i) the effect of the merger on competition in electric power markets, utilizing an initial screening approach derived from the DOJ/FTC Horizontal Mergers Guidelines to determine if a merger will result in an increase in an applicant's market power; (ii) the effect of the merger on the applicants' wholesale sales and transmission customers; and (iii) the effect of the merger on state and federal regulation of the applicants. FERC issued an order dated April 15, 1999, approving the Transaction upon finding that it is in the public interest and will not adversely affect competition. The FERC conditioned its approval of the Transaction on the Applicants' commitment to divest their generation assets.

          The HSR Act, and the rules and regulations thereunder, provide that certain merger transactions (including the Transaction) may not be consummated until required information and materials have been furnished to the DOJ and the FTC and certain waiting periods have expired or been terminated. The Applicants filed the required notices pursuant to the HSR Act on February 16, 1999, and refiled on March 19, 1999. The applicable waiting period under the HSR Act expired on April 18, 1999.

          Aside from the SEC, no other state or federal agency has jurisdiction over the Transaction.

Item 5.   Procedure.

          The Applicants respectfully request that the Commission issue and publish not later than February 19, 1999 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 19, 1999, by which comments may be entered and a date not later than March 22, 1999, as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

          The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.        Exhibits and Financial Statements.

          a.   Exhibits.

A-1 Articles of Incorporation of Sierra Pacific (Exhibit B to Exhibit D-1 hereto)

A-2       By-Laws of Sierra Pacific (Exhibit C to Exhibit D-1 hereto)

A-3 Articles of Incorporation of Nevada Power (Exhibit B to Exhibit D-1 hereto)

A-4       By-Laws of Nevada Power (Exhibit C to Exhibit D-1 hereto)

B-1 Agreement and Plan of Merger (Exhibit A to Exhibit D-1 hereto; Exhibit H to Exhibit D-3 hereto; and filed as Annex A to the Registration Statement on Form S-4 on September 4, 1998 (Registration No. 333-62895) and incorporated herein by reference)

C-1 Registration Statement of Sierra Pacific and Nevada Power on Form S-4 (filed September 4, 1998 (Registration No. 333-62895) and incorporated herein by reference)

D-1 Application to the Nevada PUC, filed August 7, 1998, together with testimony and exhibits (filed herewith on Form SE)

D-2 Order of Nevada PUC approving merger, dated January 4, 1999, and Clarification Order, dated January 29, 1999.

D-3 Application to FERC, filed October 2, 1998, together with testimony and exhibits (filed herewith on Form SE)

D-4 Order of FERC approving merger, dated April 15, 1999, and Order denying rehearing, dated July 14, 1999.

D-5       Settlement accepted by the Nevada PUC, dated June 11, 1999.

E-1 Map of SPPC's service territory (Exhibit I to Exhibit D-1 hereto and Exhibit SPNP-11 to Exhibit D-3 hereto)

E-2 Map of Nevada Power's service territory (Exhibit I to Exhibit D-1 hereto and Exhibit SPNP-3 to Exhibit D-3 hereto)

E-3 Map showing the service territories of SPPC and Nevada Power (Exhibit I to Exhibit D-3 hereto)

E-4 Map showing the transmission systems of SPPC and Nevada Power (filed herewith on Form SE)

E-5       Sierra Pacific organization chart (Appendix 1 to Exhibit D-3 hereto)

E-6       Nevada Power organization chart (Appendix 1 to Exhibit D-3 hereto)

E-7 Combined company organization chart after the Transaction (Appendix 1 to Exhibit D-3 hereto)

F-1       Opinion of Counsel

F-2       Past Tense Opinion of Counsel (to be filed by amendment)

F-3 Opinion of Counsel of William E. Peterson, Senior Vice President, General Counsel and Corporate Secretary, Sierra Pacific Resources

G-1 Sierra Pacific's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-8788, filed March 23, 1999, and incorporated herein by reference)

G-2 Sierra Pacific's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-8788, filed May 14, 1999, and incorporated herein by reference)

G-3 SPPC's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 0-508, filed March 23, 1999, and incorporated herein by reference)

G-4 SPPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 0-508, filed May 14, 1999, and incorporated herein by reference)

G-5 Nevada Power's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-4698, filed March 19, 1999, and incorporated herein by reference)

G-6 Nevada Power's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-4698, filed April 30, 1999, and incorporated herein by reference)

H-1 Opinion of SG Barr Devlin (filed as Annex C to the Registration Statement on Form S-4 on September 4, 1998 (Registration No. 333-62895) and incorporated herein by reference)

H-2 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (filed as Annex D to the Registration Statement on Form S-4 on September 4, 1998 (Registration No. 333-62895) and incorporated herein by reference)

H-3 Opinion of PaineWebber Incorporated (filed as Annex B to the Registration Statement on Form S-4 on September 4, 1998 (Registration No. 333-62895) and incorporated herein by reference)

I-1       Proposed Form of Notice

          b.   Financial statements.

FS-1 Sierra Pacific Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 23, 1999, File No. 1-8788, and incorporated herein by reference)

FS-2 Sierra Pacific Consolidated Balance Sheet as of March 31, 1999 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (Exhibit G-2 hereto), filed May 14, 1999, File No. 1-8788, and incorporated herein by reference)

FS-3 Sierra Pacific Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 23, 1999, File No. 1-8788, and incorporated herein by reference)

FS-4 Sierra Pacific Consolidated Statement of Income for the 3 months ended March 31, 1999 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (Exhibit G-2 hereto), filed May 14, 1999, File No. 1-8788, and incorporated herein by reference)

FS-5 Nevada Power Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in Nevada Power Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-5 hereto), filed March 19, 1999, File No. 1-4698, and incorporated herein by reference)

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
FS-6 Nevada Power Consolidated Balance Sheet as of March 31, 1999 (previously filed with the Commission in Nevada Power Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (Exhibit G-6 hereto), filed April 30, 1999, File No. 1-4698, and incorporated herein by reference)

FS-7 Nevada Power Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in Nevada Power Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-5 hereto), filed March 19, 1999, File No. 1-4698, and incorporated herein by reference)

FS-8 Nevada Power Consolidated Statement of Income for the 3 months ended March 31, 1999 (previously filed with the Commission in Nevada Power Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (Exhibit G-6 hereto), filed May 14, 1999, File No. 1-4698, and incorporated herein by reference)

FS-9 Pro Forma Combined Financial data for Sierra Pacific and Nevada Power (previously filed with the Commission in the Registration Statement of Sierra Pacific on Form S-4, filed on September 4, 1998 (Registration No. 333-62895) and incorporated herein by reference)


Item 7.   Information as to Environmental Effects.

          The Transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the Transaction will not result in changes in the operations of Nevada Power or the subsidiaries of Sierra Pacific that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

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
                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES / SIERRA PACIFIC POWER COMPANY:



By:     /s/ William E. Peterson         Date:  7/26/99
        -----------------------                -------
Name:   William E. Peterson
        -------------------
Title:  Senior Vice President, General Counsel and Corporate Secretary
        --------------------------------------------------------------



NEVADA POWER COMPANY:


By:     /s/ Richard L. Hinckley         Date:  7/26/99
        -----------------------                -------
Name:   Richard L. Hinckley
        -------------------
Title:  Vice President, Secretary and General Counsel
        ---------------------------------------------

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